Hattie's Coffee

Business plan
Prepared March 2023

Contact Information
Kirra Sutton
ksutton6307@gmail.com
661-904-0245

Executive Summary

Opportunity

Problem

Whitestown, located just northwest of Indianapolis and immediately adjacent to I-65, is the second-fastest growing community in Indiana and has one of the highest median household income levels in the state. Much of that rapid growth has come from commercial development near the interstate, which threatens to overshadow Whitestown's rich history and sense of community. Rather than allow the town to lose its historic identity and become lost in a sea of development, town leaders have prioritized building up the old downtown or "legacy core." Hattie's Coffee will be an anchor in this effort, located in the center of Whitestown and offering an inviting place to gather, strengthen friendships, and build community.

Solution

Hattie's will be a much-needed anchor for those who call Whitestown their home. It will be a gathering place suitable for not only business professionals, but families and individuals as well. Hattie's will be a place where connectivity and creativity are merged together over high quality coffee and delicious local food offerings.

Located midway between extensive housing developments on the north and south sides of Whitestown, Hattie's will tie together the whole community. Our coffee shop in one of the historic homes on Main Street will provide residents a "third place" to congregate that has a local identity instead of a nationwide one.

Market

Hattie's will serve a few key market segments. First, we will serve morning commuters on their way to work or school. Second, we will serve families. Third, we will serve professionals who work from home.

Competition

2.5 miles away from our location there are a number of familiar commercial offerings, from Starbucks, to Dunkin, as well as McDonalds and Panera.

Why Us?

Our coffee is locally roasted, fresh, and much better than what is currently being offered at these chain coffee stores. Our baristas are committed to providing customers with the most excellent cup of coffee and specialty drinks that people cannot get elsewhere. With locally sourced pastries and café offerings we will be able to give a more diverse menu as well.

Expectations

Forecast

I anticipate selling an average of 150 tickets per day based on industry benchmarks and my market analysis. This will fluctuate a bit depending on which quarter we're in. I predict to average 140 tickets per day in Q1, 150 in Q2-Q3 and 160 in Q4 of my first fiscal year. With a 5% projected growth in my second year that would give me 147 tickets per day in Q2, 160 in Q2-Q3, and 168 in Q4.

I will be open Monday through Saturday for 8 hours a day. If I average the tickets out I am looking at 135 tickets Monday-Friday and 225 tickets on Saturdays.

An average ticket cost is $6.50.

So Monday-Friday I would be bringing in around $877.50/day and on Saturdays I would be bringing in around $1,462.50, giving me a total of $5,850 per week. Multiplying that by 4.33 weeks gives me $25,330.50 per month and $303,966 per year.

Financial Highlights by Year

Financing Needed

Start up costs for Hattie's are projected at $110,000. This covers building out the coffee shop, and equipment,

I am applying for a microloan from the Boone County Economic Development Center. I am seeking $30,000 from them and asking for a 60 month term. I also am seeking to raise $30,000 through investors on Mainvest and applying for a loan for the remainder through Bankable.

Opportunity

Problem & Solution

Problem Worth Solving

Whitestown, Indiana is in need of a strong community identity and meaningful gathering places, and it has the population base to support local businesses that are able to provide these things. Located about 20 miles from downtown Indianapolis, this historic Boone County town has experienced tremendous growth in the last 20 years, but according to the town's 2022 comprehensive plan, "There is a lack of a defined community character." Whitestown has a historic core along its Main Street, but most of its recent development has been in outlying areas near the interstate, where big box stores, warehouses, and fast-food chains have proliferated. The success of two independent restaurants in the historic "legacy core"—L.A. Cafe and Moontown Brewery—demonstrates that the community is eager to support local establishments that they can call their own. What is missing, however, is an independent coffee shop.

Our solution

Hattie's Coffee will provide Whitestown with an independent coffee shop in the historic legacy core. A converted farmhouse on Main Street will serve as a unique gathering place that is firmly rooted in the community's rich history, while serving the high-quality coffee products that today's consumers expect. The property consists of two acres of land, allowing people to gather in both indoor and outdoor settings. This central location in the heart of the town is surrounded by rapidly growing residential developments on all sides, some within walking distance. With a unique, local atmosphere and delicious offerings, Hattie's will serve as an anchor to bring neighbors together and help give Whitestown a strong sense of identity.

Target Market

Hattie's will serve three main market segments. First, we will serve morning commuters on their way to work or school. With a mobile app and easy in, easy out parking lot, our store will be a convenient pit stop for the morning cup of coffee that is an important part of the daily ritual for so many workers and students. The most recent data from the Indiana Department of Transportation indicates that the section of Main Street where the property is located has 6,081 annual average daily trips (AADT). That means, on average, 6,081 vehicles are passing the property in both direction each day. Census data shows the mean travel time to work for Whitestown residents is 25.5 minutes, which means people would have time enough to drink a cup of coffee on their way to work.

Second, we will serve families. 40% of the population of Whitestown is between 20 and 40 years of age, which is the prime age for young parents. The high median household income ($102,005) and the high fertility rate (6%) supports the notion that lots of people are having children, and they have the money to be able to have a stay-at-home parent. Stay-at-home moms and dads account for about one-in-five U.S. parents, and that trend has been on the increase since 2000 (even without the bump up during the pandemic). During the day, these stay-at-home parents often look for a place to get a beverage and meet with other moms. Our spacious café and outdoor spaces will make Hattie's an attractive option for these customers. Main Street Park, located less than a mile from our location, is a popular destination for families, not only from Whitestown, but surrounding communities as well.

Third, we will serve professionals who work from home. This is a growing segment of the workforce, and many people who work remotely enjoy the energy and change of scenery that working in a "third place" like a coffee shop provides. With free Wi-Fi and plenty of seating, we will be a preferred destination for these remote workers. In addition, Hattie's will have an upstairs conference room available to rent by the hour.

Competition

Current alternatives

There are currently no independent coffee shops in Whitestown, and no coffee shops of any kind near the historic core of the town. Customers do have several options for getting coffee near the interstate—about 2.5 miles south of our location. Starbucks, Panera Bread, McDonald's, and Dunkin' all serve coffee and provide customers with places to sit. Customers might choose these options due to their proximity to the interstate and drive-thru service. Also, as national chains, their offerings are consistent and familiar.

Our advantages

Hattie's Coffee & Co. will have three significant advantages over our competitors. First, we will be the only independent, locally-owned coffee shop in town. Our unique building and locally roasted coffee beans will provide a customer experience and a product that simply cannot be duplicated at a national chain. With an owner who lives down the street, Hattie's will be able to cultivate a sense of connection with customers that will keep them coming back.

Second, we will be the only coffee shop of any kind on the north side of town, where most of Whitestown's residential growth is happening. New subdivisions are being built all around this area, with more on the way. Currently, these residents must drive over two miles south to buy a cup of coffee or meet someone at a café. With prices that will be competitive with those of the national chains, we will be strategically positioned as the most convenient option for thousands of households. For many, Hattie's will even be within walking distance!

Third, our property provides multiple revenue streams that will bolster our profit margins beyond that of a typical independent coffee shop. In addition to the upstairs conference room that will be available to rent, there is also an attached garage that can serve as a photography studio (one local photographer has already expressed interest in renting this space). The two acres that surround the house provide a number of other options for unique experiences and potential monetization.

Execution

Marketing & Sales

Marketing Plan

Social media will be our main marketing strategy. It has the farthest reach for getting the word out about Hattie's while also providing the platform for followers and investors both local and beyond to stay connected to us. While utilizing Instagram and Facebook primarily we will also use emails to send out monthly newsletters with upcoming events and promotions taking place. As a professional photographer I am familiar with creating branding content and marketing through these channels and can bring that expertise to Hattie's.

Beautiful custom wood signage will be displayed out front towards the street so that drivers and walkers will be able to identify the business. There will also be signs for the parking lot and inside as well so that customers will have a clear idea of the layout and flow of the coffee house.

Original merchandise will be available for purchase such as hats, mugs, and shirts representing the Hattie's brand. We will also be working to have a corner of the shop selling local merchandise from various small businesses. With an emphasis on community support we anticipate Hattie's being a place where creatives want to share and sell their artwork.

Sales Plan

We will utilize the Square Register to accept payments and we will also accept cash. As customary practice we would have a tip jar available so our baristas can receive tips should people want to leave them.

Operations

Locations & Facilities

A beautifully restored 1912 farmhouse is the setting for Hattie's. Set on 2 acres of land on Main St. this property boasts all kinds of potential for our customers and the community.

Inside, the aesthetic will be bright and comfortable. With neutral tones, a combination of old and new furniture, mixed textiles and houseplants, the atmosphere will be both inviting and inspiring. We will have dining tables and chairs as well as couches & armchairs. One of the benefits of being located in a historic house rather than a nondescript storefront setting is that we'll have various nooks to create more private seating and meeting places.

Upstairs we will have opportunities for customers to rent out the space for business meetings or working on site without any interruptions. We'll provide free wifi, a mini fridge, a printer, and a tv screen for presentations, all for $25/hr.

We will be creating beautiful cut flower garden beds around the property so that we can have fresh flowers in the coffee shop and also sell bouquets to customers. We plan to have bees on the property (at a safe distance from the house) so that we can sell locally harvested honey to our customers and also use it in our custom-made syrups. We will have cafe lights outside with a porch swing, picnic tables, and lots of spaces to sit and relax and connect.

Technology

We will us a Square Register for our point of sale system. We have an app for taking mobile orders for pick up. While Hattie's will primarily be a destination coffee shop, we know that a lot of our business will be generated by commuters. We will support our mobile ordering technology with excellent customer service to assure our get-and-go customers are served efficiently.

We will be using Quickbooks for our bookkeeping, Mailchimp for our email subscriptions, Squarespace for our website, and Facebook and Instagram for our social media presence. We'll also have a sound system for playing music for the shop.

Equipment & Tools

Our coffee equipment will be our largest investment. Anticipated purchases include:

- La Marzocco Linea AV commercial espresso machine- $15,000
- Two Mahlkonig E65S Espresso Grinders- $5,000
- Water Filtration and Install- $300
- Pitcher Rinser- $1,000
- BarWare- $1,000
- Ice Machine- $2,000
- Commercial Fridge- $2,500
- Small Commercial Fridge- $1,200
- Commercial Coffee Brewer- $2,500
- Commercial Coffee Grinder- $1,200
- POS (and cash drawer)- $900
- Craft Brewing (french press, chemex, kettle, v60 etc)- $300
- Furniture- $12,000

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible
Use Variance Public Hearing	Completed	Kirra/Mario
Boone EDC Micro Loan	Completed	Kirra
Raising Capital	Completed	Kirra
Build Out Plan / Proposal	Completed	Kirra/Alt Construction

Key metrics

I will consider Hattie's a success if each month we're able to pay our rent, vendors and employees on time. It's less important to me that I get paid in the first year- as long as the investors and my debts are accounted for. I would like to be working towards getting paid myself but do not anticipate that in the first year.

Company

Overview

Hattie's will be an LLC with Kirra Sutton as it's only member.

Team

Management team

Our employees will be the heart of our success. As the owner, I will be hands-on in the shop, able to run the POS and bar as needed. We will have a small team of well-trained and engaged employees.

I myself do not plan on managing the baristas but would hire a manager who has experience in running a coffee shop. They would bring expertise in managing inventory, training baristas, and handling the everyday activities of a busy coffee shop.

Advisors

Coffee Shop Advisors:

Kurtis Moss– Manager of Campgrounds at Fort Wilderness Ministries in McNaughton, WI

Amy Biggs– Owner of Roasted in the Village in Zionsville, IN

Christina Needham– Owner and chief operator of Pressed Books and Coffee in Lakeland, FL

Raber Sutton– Manager of Equator Coffee in Culver City, CA

Roasting Advisors:

Dylan Morse at Tinker Coffee,

Sarah Hassler at Blue Mind Roasting

Brad Claretto at The Daily Grind Roasting

Business Advisors:

Claire Collett at Boone Economic Development Center

Dan Drexler at the Indiana Small Business Development Center

Financial Plan

Forecast

Key assumptions

Based on national benchmarks, market analysis, and community engagement I am anticipating serving approximately 150 customers per day. I plan to be open 6 days a week for 8 hours per day which gives me approximately 25 days out of the month that I'm bringing in revenue. With an average ticket price of $6.50 I anticipate bringing in $21,500 per month with these projections. I predict that this number will just increase as merchandise becomes more of a hot commodity and our brand grows in recognition. As we build customer loyalty through our locally roasted coffee, and community events we will also be monetizing the upstairs for those looking for a meeting place.

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Financing

Use of funds

I am seeking a total of $100,000 to cover my initial start-up costs. I plan to find this from three different sources. $30,000 from the Boone Economic Development Center, $30,000 from Mainvest and $40,000 from Bankable. Below is the breakdown of how I would be spending this money.

Espresso Machine: $14,000

Espresso Grinder x2: $5,000

Pitcher Rinser: $300

Ice Machine: $2,000

Commercial Coffee Brewer: $2,500

Commercial Coffee Grinder: $1,200

POS (and cash drawer): $900

Water filtration & install: $2,000

Commercial Fridge: $2,500

Small commercial fridge: $1,200

3 months of rent ($4500/month): $13,500

Furniture: $10,000

Build Out: $30,000

Sources of Funds

I plan to raise capital from investors through Mainvest as well as taking out loans from a few sources. I plan to reinvest any profit back into the business so that I can become debt free by year 3.

Statements

Projected Profit and Loss

	2024	2025	2026
Revenue	**$271,310**	**$297,700**	**$308,100**
Direct Costs	**$103,935**	**$110,970**	**$113,855**
Gross Margin	$167,375	$186,730	$194,245
Gross Margin %	**62%**	**63%**	**63%**
Operating Expenses			
Salaries & Wages	$34,224	$35,592	$37,018
Employee Related Expenses	$4,243	$4,413	$4,590
Lease	$48,000	$48,000	$48,000
Insurance	$7,200	$7,200	$7,200
Professional Fees	$14,400	$14,400	$14,400
Quickbooks License	$1,500	$1,500	$1,500
MailChimp Standard	$240	$240	$240
SquareSpace Commerce Basic Subscription	$324	$324	$324
Total Operating Expenses	**$110,131**	**$111,669**	**$113,272**
Operating Income	**$57,243**	**$75,062**	**$80,973**
Interest Incurred	$8,460	$7,598	$5,741
Depreciation and Amortization	$7,700	$7,700	$7,700
Gain or Loss from Sale of Assets			
Income Taxes	$8,217	$11,952	$13,507
Total Expenses	**$238,443**	**$249,888**	**$254,074**
Net Profit	**$32,867**	**$47,812**	**$54,026**
Net Profit / Sales	**12%**	**16%**	**18%**

Projected Balance Sheet

	Starting Balances	2024	2025	2026
Cash		$87,450	$124,020	$164,601
Accounts Receivable		$0	$0	$0
Inventory				
Other Current Assets				
Total Current Assets		**$87,450**	**$124,020**	**$164,601**
Long-Term Assets		$53,900	$53,900	$53,900
Accumulated Depreciation		($7,700)	($15,400)	($23,100)
Total Long-Term Assets		**$46,200**	**$38,500**	**$30,800**
Total Assets		**$133,650**	**$162,520**	**$195,401**
Accounts Payable		$0	$0	$0
Income Taxes Payable		$2,477	$3,060	$3,412
Sales Taxes Payable		$4,960	$5,233	$5,392
Short-Term Debt	$0	$19,798	$21,655	$23,687
Prepaid Revenue				
Total Current Liabilities	**$0**	**$27,235**	**$29,948**	**$32,491**
Long-Term Debt	$0	$73,549	$51,893	$28,206
Long-Term Liabilities	**$0**	**$73,549**	**$51,893**	**$28,206**
Total Liabilities	**$0**	**$100,784**	**$81,842**	**$60,697**
Paid-In Capital		$0	$0	$0
Retained Earnings	$0	$0	$32,867	$80,678
Earnings		$32,867	$47,812	$54,026

Total Owner's Equity	$0	$32,867	$80,678	$134,704
Total Liabilities & Equity	$0	$133,650	$162,520	$195,401

Projected Cash Flow Statement

	2024	2025	2026
Net Cash Flow from Operations			
Net Profit	$32,867	$47,812	$54,026
Depreciation & Amortization	$7,700	$7,700	$7,700
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$2,477	$583	$352
Change in Sales Tax Payable	$4,960	$273	$159
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$48,004**	**$56,368**	**$62,237**
Investing & Financing			
Assets Purchased or Sold	($53,900)		
Net Cash from Investing	**($53,900)**		
Investments Received	$0		
Dividends & Distributions			
Change in Short-Term Debt	$19,798	$1,857	$2,031
Change in Long-Term Debt	$73,549	($21,655)	($23,687)
Net Cash from Financing	**$93,347**	**($19,798)**	**($21,655)**
Cash at Beginning of Period	$0	$87,450	$124,020
Net Change in Cash	$87,450	$36,570	$40,581
Cash at End of Period	**$87,450**	**$124,020**	**$164,601**

Appendix

Profit and Loss Statement (With monthly detail)

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Total Revenue	$22,555	$22,555	$22,100	$22,100	$22,100	$22,100	$22,100	$22,100	$22,750	$22,750	$24,050	$24,050
Total Direct Costs	$8,622	$8,622	$8,505	$8,531	$8,531	$8,531	$8,531	$8,531	$8,698	$8,723	$9,057	$9,057
Gross Margin	$13,933	$13,933	$13,595	$13,569	$13,569	$13,569	$13,569	$13,569	$14,052	$14,027	$14,994	$14,994
Gross Margin %	62%	62%	62%	61%	61%	61%	61%	61%	62%	62%	62%	62%
Operating Expenses												
Salaries and Wages	$2,852	$2,852	$2,852	$2,852	$2,852	$2,852	$2,852	$2,852	$2,852	$2,852	$2,852	$2,852
Employee Related Expenses	$354	$354	$354	$354	$354	$354	$354	$354	$354	$354	$354	$354
Lease	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000
Insurance	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600
Professional Fees	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Quickbooks License	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125
MailChimp Standard	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20
SquareSpace Commerce Basic Subscription	$27	$27	$27	$27	$27	$27	$27	$27	$27	$27	$27	$27
Total Operating Expenses	$9,178	$9,178	$9,178	$9,178	$9,178	$9,178	$9,178	$9,178	$9,178	$9,178	$9,178	$9,178

Hattie's Coffee

Operating Income	$4,756	$4,756	$4,418	$4,392	$4,392	$4,392	$4,392	$4,392	$4,875	$4,850	$5,816	$5,816
Interest Incurred	$0	$825	$814	$803	$792	$781	$769	$758	$747	$735	$724	$712
Depreciation and Amortization	$642	$642	$642	$642	$642	$642	$642	$642	$642	$642	$642	$642
Gain or Loss from Sale of Assets												
Income Taxes	$823	$658	$592	$589	$592	$594	$596	$598	$698	$694	$890	$893
Total Expenses	$19,264	$19,924	$19,730	$19,742	$19,734	$19,725	$19,716	$19,706	$19,962	$19,971	$20,489	$20,481
Net Profit	$3,291	$2,631	$2,370	$2,358	$2,366	$2,375	$2,384	$2,394	$2,788	$2,779	$3,561	$3,569
Net Profit / Sales	15%	12%	11%	11%	11%	11%	11%	11%	12%	12%	15%	15%

2025	Jan '25	Feb '25	Mar '25	Apr '25	May '25	June '25	July '25	Aug '25	Sept '25	Oct '25	Nov '25	Dec '25
Total Revenue	$24,700	$24,700	$24,700	$25,350	$25,350	$25,350	$24,700	$24,050	$24,050	$24,050	$24,700	$26,000
Total Direct Costs	$9,198	$9,198	$9,198	$9,390	$9,390	$9,390	$9,223	$9,057	$9,057	$9,067	$9,233	$9,567
Gross Margin	$15,502	$15,502	$15,502	$15,960	$15,960	$15,960	$15,477	$14,994	$14,994	$14,984	$15,467	$16,433
Gross Margin %	63%	63%	63%	63%	63%	63%	63%	62%	62%	62%	63%	63%
Operating Expenses												
Salaries and Wages	$2,964	$2,964	$2,964	$2,964	$2,966	$2,966	$2,966	$2,966	$2,968	$2,968	$2,968	$2,968
Employee Related Expenses	$368	$368	$368	$368	$368	$368	$368	$368	$368	$368	$368	$368
Lease	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000
Insurance	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600
Professional Fees	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Quickbooks License	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125
MailChimp Standard	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20
SquareSpace Commerce Basic Subscription	$27	$27	$27	$27	$27	$27	$27	$27	$27	$27	$27	$27
Total Operating Expenses	$9,304	$9,304	$9,304	$9,304	$9,306	$9,306	$9,306	$9,306	$9,308	$9,308	$9,308	$9,308
Operating Income	$6,198	$6,198	$6,198	$6,656	$6,654	$6,654	$6,171	$5,688	$5,686	$5,676	$6,159	$7,125
Interest Incurred	$700	$688	$676	$664	$652	$640	$628	$615	$603	$590	$577	$565
Depreciation and Amortization	$642	$642	$642	$642	$642	$642	$642	$642	$642	$642	$642	$642

Gain or Loss from Sale of Assets												
Income Taxes	$971	$974	$976	$1,070	$1,072	$1,074	$981	$886	$888	$889	$988	$1,183
Total Expenses	$20,815	$20,806	$20,796	$21,070	$21,062	$21,051	$20,779	$20,505	$20,497	$20,495	$20,748	$21,264
Net Profit	$3,885	$3,894	$3,904	$4,280	$4,288	$4,299	$3,921	$3,545	$3,553	$3,555	$3,952	$4,736
Net Profit / Sales	16%	16%	16%	17%	17%	17%	16%	15%	15%	15%	16%	18%

Hattie's Coffee

	2024	2025	2026
Total Revenue	**$271,310**	**$297,700**	**$308,100**
Total Direct Costs	**$103,935**	**$110,970**	**$113,855**
Gross Margin	$167,375	$186,730	$194,245
Gross Margin %	**62%**	**63%**	**63%**
Operating Expenses			
Salaries and Wages	$34,224	$35,592	$37,018
Employee Related Expenses	$4,243	$4,413	$4,590
Lease	$48,000	$48,000	$48,000
Insurance	$7,200	$7,200	$7,200
Professional Fees	$14,400	$14,400	$14,400
Quickbooks License	$1,500	$1,500	$1,500
MailChimp Standard	$240	$240	$240
SquareSpace Commerce Basic Subscription	$324	$324	$324
Total Operating Expenses	**$110,131**	**$111,669**	**$113,272**
Operating Income	**$57,243**	**$75,062**	**$80,973**
Interest Incurred	$8,460	$7,598	$5,741
Depreciation and Amortization	$7,700	$7,700	$7,700
Gain or Loss from Sale of Assets			
Income Taxes	$8,217	$11,952	$13,507
Total Expenses	**$238,443**	**$249,888**	**$254,074**
Net Profit	**$32,867**	**$47,812**	**$54,026**
Net Profit / Sales	**12%**	**16%**	**18%**

Balance Sheet (With Monthly Detail)

	Starting Balances	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Cash		$62,435	$66,487	$70,168	$67,046	$70,701	$74,357	$71,597	$75,252	$79,436	$77,018	$82,233	$87,450
Accounts Receivable		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory													
Other Current Assets													
Total Current Assets		**$62,435**	**$66,487**	**$70,168**	**$67,046**	**$70,701**	**$74,357**	**$71,597**	**$75,252**	**$79,436**	**$77,018**	**$82,233**	**$87,450**
Long-Term Assets		$53,900	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900
Accumulated Depreciation		($642)	($1,283)	($1,925)	($2,567)	($3,208)	($3,850)	($4,492)	($5,133)	($5,775)	($6,417)	($7,058)	($7,700)
Total Long-Term Assets		**$53,258**	**$52,617**	**$51,975**	**$51,333**	**$50,692**	**$50,050**	**$49,408**	**$48,767**	**$48,125**	**$47,483**	**$46,842**	**$46,200**
Total Assets		**$115,693**	**$119,103**	**$122,143**	**$118,379**	**$121,393**	**$124,407**	**$121,005**	**$124,019**	**$127,561**	**$124,501**	**$129,075**	**$133,650**
Accounts Payable		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable		$823	$1,481	$2,073	$589	$1,181	$1,775	$596	$1,194	$1,892	$694	$1,584	$2,477
Sales Taxes Payable		$1,579	$3,158	$4,705	$1,547	$3,094	$4,641	$1,547	$3,094	$4,686	$1,593	$3,276	$4,960
Short-Term Debt	$0	$18,236	$18,373	$18,511	$18,649	$18,789	$18,930	$19,072	$19,215	$19,359	$19,505	$19,651	$19,798
Prepaid Revenue													
Total Current Liabilities	**$0**	**$20,638**	**$23,012**	**$25,289**	**$20,785**	**$23,064**	**$25,346**	**$21,215**	**$23,503**	**$25,937**	**$21,792**	**$24,511**	**$27,235**
Long-Term Debt	$0	$91,764	$90,169	$88,562	$86,944	$85,313	$83,670	$82,014	$80,346	$78,666	$76,973	$75,267	$73,549

Long-Term Liabilities	**$0**	**$91,764**	**$90,169**	**$88,562**	**$86,944**	**$85,313**	**$83,670**	**$82,014**	**$80,346**	**$78,666**	**$76,973**	**$75,267**	**$73,549**
Total Liabilities	**$0**	**$112,402**	**$113,181**	**$113,851**	**$107,729**	**$108,377**	**$109,016**	**$103,229**	**$103,849**	**$104,603**	**$98,764**	**$99,778**	**$100,784**
Paid-In Capital		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Retained Earnings	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Earnings		$3,291	$5,922	$8,292	$10,650	$13,016	$15,391	$17,776	$20,169	$22,958	$25,737	$29,297	$32,867
Total Owner's Equity	**$0**	**$3,291**	**$5,922**	**$8,292**	**$10,650**	**$13,016**	**$15,391**	**$17,776**	**$20,169**	**$22,958**	**$25,737**	**$29,297**	**$32,867**
Total Liabilities & Equity	**$0**	**$115,693**	**$119,103**	**$122,143**	**$118,379**	**$121,393**	**$124,407**	**$121,005**	**$124,019**	**$127,561**	**$124,501**	**$129,075**	**$133,650**

Hattie's Coffee

2025	Jan '25	Feb '25	Mar '25	Apr '25	May '25	June '25	July '25	Aug '25	Sept '25	Oct '25	Nov '25	Dec '25
Cash	$88,134	$93,778	$96,945	$94,984	$101,131	$107,276	$104,354	$109,443	$114,528	$111,754	$117,358	$124,020
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets	**$88,134**	**$93,778**	**$96,945**	**$94,984**	**$101,131**	**$107,276**	**$104,354**	**$109,443**	**$114,528**	**$111,754**	**$117,358**	**$124,020**
Long-Term Assets	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900	$53,900
Accumulated Depreciation	($8,342)	($8,983)	($9,625)	($10,267)	($10,908)	($11,550)	($12,192)	($12,833)	($13,475)	($14,117)	($14,758)	($15,400)
Total Long-Term Assets	**$45,558**	**$44,917**	**$44,275**	**$43,633**	**$42,992**	**$42,350**	**$41,708**	**$41,067**	**$40,425**	**$39,783**	**$39,142**	**$38,500**
Total Assets	**$133,693**	**$138,695**	**$141,220**	**$138,618**	**$144,122**	**$149,626**	**$146,062**	**$150,509**	**$154,953**	**$151,537**	**$156,500**	**$162,520**
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$3,448	$4,422	$2,921	$1,070	$2,142	$3,216	$981	$1,867	$2,755	$889	$1,877	$3,060
Sales Taxes Payable	$1,729	$3,458	$5,187	$1,774	$3,549	$5,323	$1,729	$3,413	$5,096	$1,684	$3,413	$5,233
Short-Term Debt	$19,947	$20,096	$20,247	$20,399	$20,552	$20,706	$20,861	$21,018	$21,175	$21,334	$21,494	$21,655
Prepaid Revenue												
Total Current Liabilities	**$25,124**	**$27,976**	**$28,355**	**$23,243**	**$26,243**	**$29,245**	**$23,571**	**$26,298**	**$29,026**	**$23,907**	**$26,784**	**$29,948**
Long-Term Debt	$71,817	$70,073	$68,315	$66,545	$64,761	$62,964	$61,153	$59,328	$57,490	$55,639	$53,773	$51,893
Long-Term Liabilities	**$71,817**	**$70,073**	**$68,315**	**$66,545**	**$64,761**	**$62,964**	**$61,153**	**$59,328**	**$57,490**	**$55,639**	**$53,773**	**$51,893**

Hattie's Coffee

Total Liabilities	$96,941	$98,049	$96,670	$89,788	$91,004	$92,209	$84,724	$85,626	$86,517	$79,546	$80,557	$81,842
Paid-In Capital	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Retained Earnings	$32,867	$32,867	$32,867	$32,867	$32,867	$32,867	$32,867	$32,867	$32,867	$32,867	$32,867	$32,867
Earnings	$3,885	$7,779	$11,683	$15,964	$20,252	$24,551	$28,471	$32,016	$35,570	$39,125	$43,076	$47,812
Total Owner's Equity	$36,752	$40,646	$44,550	$48,830	$53,118	$57,417	$61,338	$64,883	$68,436	$71,991	$75,943	$80,678
Total Liabilities & Equity	$133,693	$138,695	$141,220	$138,618	$144,122	$149,626	$146,062	$150,509	$154,953	$151,537	$156,500	$162,520

	Starting Balances	2024	2025	2026
Cash		$87,450	$124,020	$164,601
Accounts Receivable		$0	$0	$0
Inventory				
Other Current Assets				
Total Current Assets		**$87,450**	**$124,020**	**$164,601**
Long-Term Assets		$53,900	$53,900	$53,900
Accumulated Depreciation		($7,700)	($15,400)	($23,100)
Total Long-Term Assets		**$46,200**	**$38,500**	**$30,800**
Total Assets		**$133,650**	**$162,520**	**$195,401**
Accounts Payable		$0	$0	$0
Income Taxes Payable		$2,477	$3,060	$3,412
Sales Taxes Payable		$4,960	$5,233	$5,392
Short-Term Debt	$0	$19,798	$21,655	$23,687
Prepaid Revenue				
Total Current Liabilities	**$0**	**$27,235**	**$29,948**	**$32,491**
Long-Term Debt	$0	$73,549	$51,893	$28,206
Long-Term Liabilities	**$0**	**$73,549**	**$51,893**	**$28,206**
Total Liabilities	**$0**	**$100,784**	**$81,842**	**$60,697**
Paid-In Capital		$0	$0	$0
Retained Earnings	$0	$0	$32,867	$80,678
Earnings		$32,867	$47,812	$54,026
Total Owner's Equity	**$0**	**$32,867**	**$80,678**	**$134,704**

Hattie's Coffee

Total Liabilities & Equity	$0	$133,650	$162,520	$195,401

Cash Flow Statement (With Monthly Detail)

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Net Cash Flow from Operations												
Net Profit	$3,291	$2,631	$2,370	$2,358	$2,366	$2,375	$2,384	$2,394	$2,788	$2,779	$3,561	$3,569
Depreciation & Amortization	$642	$642	$642	$642	$642	$642	$642	$642	$642	$642	$642	$642
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$823	$658	$592	($1,484)	$592	$594	($1,179)	$598	$698	($1,198)	$890	$893
Change in Sales Tax Payable	$1,579	$1,579	$1,547	($3,158)	$1,547	$1,547	($3,094)	$1,547	$1,592	($3,093)	$1,683	$1,684
Change in Prepaid Revenue												
Net Cash Flow from Operations	$6,335	$5,510	$5,151	($1,642)	$5,147	$5,158	($1,247)	$5,180	$5,720	($870)	$6,775	$6,788
Investing & Financing												
Assets Purchased or Sold	($53,900)											
Net Cash from Investing	($53,900)											

Hattie's Coffee

Investments Received	$0										
Dividends & Distributions											
Change in Short-Term Debt	$18,236	$137	$138	$139	$140	$141	$142	$143	$144	$145	$146	$147
Change in Long-Term Debt	$91,764	($1,595)	($1,607)	($1,619)	($1,631)	($1,643)	($1,655)	($1,668)	($1,680)	($1,693)	($1,706)	($1,718)
Net Cash from Financing	**$110,000**	**($1,458)**	**($1,469)**	**($1,480)**	**($1,491)**	**($1,502)**	**($1,514)**	**($1,525)**	**($1,536)**	**($1,548)**	**($1,559)**	**($1,571)**
Cash at Beginning of Period	$0	$62,435	$66,487	$70,168	$67,046	$70,701	$74,357	$71,597	$75,252	$79,436	$77,018	$82,233
Net Change in Cash	$62,435	$4,052	$3,682	($3,122)	$3,656	$3,656	($2,760)	$3,656	$4,184	($2,418)	$5,216	$5,217
Cash at End of Period	**$62,435**	**$66,487**	**$70,168**	**$67,046**	**$70,701**	**$74,357**	**$71,597**	**$75,252**	**$79,436**	**$77,018**	**$82,233**	**$87,450**

2025	Jan '25	Feb '25	Mar '25	Apr '25	May '25	June '25	July '25	Aug '25	Sept '25	Oct '25	Nov '25	Dec '25
Net Cash Flow from Operations												
Net Profit	$3,885	$3,894	$3,904	$4,280	$4,288	$4,299	$3,921	$3,545	$3,553	$3,555	$3,952	$4,736
Depreciation & Amortization	$642	$642	$642	$642	$642	$642	$642	$642	$642	$642	$642	$642
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$971	$974	($1,501)	($1,851)	$1,072	$1,074	($2,235)	$886	$888	($1,866)	$988	$1,183
Change in Sales Tax Payable	($3,231)	$1,729	$1,729	($3,413)	$1,775	$1,774	($3,594)	$1,684	$1,683	($3,412)	$1,729	$1,820
Change in Prepaid Revenue												
Net Cash Flow from Operations	**$2,267**	**$7,239**	**$4,774**	**($342)**	**$7,777**	**$7,788**	**($1,267)**	**$6,757**	**$6,766**	**($1,081)**	**$7,310**	**$8,380**
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												
Investments Received												

Hattie's Coffee

Dividends & Distributions												
Change in Short-Term Debt	$148	$150	$151	$152	$153	$154	$155	$156	$158	$159	$160	$161
Change in Long-Term Debt	($1,731)	($1,744)	($1,757)	($1,771)	($1,784)	($1,797)	($1,811)	($1,824)	($1,838)	($1,852)	($1,866)	($1,880)
Net Cash from Financing	($1,583)	($1,595)	($1,607)	($1,619)	($1,631)	($1,643)	($1,655)	($1,668)	($1,680)	($1,693)	($1,706)	($1,718)
Cash at Beginning of Period	$87,450	$88,134	$93,778	$96,945	$94,984	$101,131	$107,276	$104,354	$109,443	$114,528	$111,754	$117,358
Net Change in Cash	$684	$5,644	$3,167	($1,961)	$6,146	$6,145	($2,922)	$5,089	$5,085	($2,774)	$5,605	$6,662
Cash at End of Period	$88,134	$93,778	$96,945	$94,984	$101,131	$107,276	$104,354	$109,443	$114,528	$111,754	$117,358	$124,020

	2024	2025	2026
Net Cash Flow from Operations			
Net Profit	$32,867	$47,812	$54,026
Depreciation & Amortization	$7,700	$7,700	$7,700
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$2,477	$583	$352
Change in Sales Tax Payable	$4,960	$273	$159
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$48,004**	**$56,368**	**$62,237**
Investing & Financing			
Assets Purchased or Sold	($53,900)		
Net Cash from Investing	**($53,900)**		
Investments Received	$0		
Dividends & Distributions			
Change in Short-Term Debt	$19,798	$1,857	$2,031
Change in Long-Term Debt	$73,549	($21,655)	($23,687)
Net Cash from Financing	**$93,347**	**($19,798)**	**($21,655)**
Cash at Beginning of Period	$0	$87,450	$124,020
Net Change in Cash	$87,450	$36,570	$40,581
Cash at End of Period	**$87,450**	**$124,020**	**$164,601**